[Sequoia Residential Funding, Inc. Letterhead]

January 24, 2013

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2010-H1
Sequoia Mortgage Trust 2011-1
Sequoia Mortgage Trust 2011-2
Forms 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012 (collectively, the “Filing”)
File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Ms. Stasny:

The Registrant has received Staff’s second comment letter dated January 16, 2013 (the “Staff Letter”) and hereby requests additional time beyond (10) business days in which to prepare and file its Response to such Staff Letter. Staff’s comments concern third parties who acted as servicers on the transactions referenced above. Registrant is in the process of contacting such third parties and eliciting information from them in order to prepare responses to Staff’s comments. Additional response time will allow us to communicate with such third parties and to draft a complete response to Staff’s comments with the most accurate and detailed information possible.

The Registrant anticipates it will comply with the Staff’s request on or before Thursday, February 28, 2013.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 should you have any questions or should you need any other information in regards to this matter.

Very truly yours,

/s/ John H. Isbrandtsen

John H. Isbrandtsen

Chief Executive Officer